                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON,  D.C.  20549

                                   FORM 11-K


[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 1995 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER  33-75564


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Borg-Warner Retirement Savings Plan, Dixon Plant as Amended and
        Restated

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        Borg-Warner Automotive, Inc.
        200 South Michigan Avenue
        Chicago, Illinois 60604

REQUIRED INFORMATION

ITEM 4.

Financial Statements for the Years Ended December 31, 1995 and 1994 and for the year ended December 31, 1995 and Supplemental Schedule as of December 31, 1995 and Independent Auditors' Report

BORG-WARNER RETIREMENT SAVINGS PLAN, DIXON PLANT

FINANCIAL STATEMENTS AS OF
DECEMBER 31, 1995 AND 1994 AND FOR THE
YEAR ENDED DECEMBER 31, 1995 AND
SUPPLEMENTAL SCHEDULE AS OF
DECEMBER 31, 1995 AND
INDEPENDENT AUDITORS' REPORT

BORG-WARNER RETIREMENT SAVINGS PLAN, DIXON PLANT

TABLE OF CONTENTS

                                                                        PAGE

INDEPENDENT AUDITORS' REPORT                                               1

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits,
   December 31, 1995 and 1994                                              2

 Statement of Changes in Net Assets Available for Benefits,
   Years Ended December 31, 1995                                           3

 Notes to Financial Statements,
   Years Ended December 31, 1995 and 1994                               4-11

SUPPLEMENTAL SCHEDULE:
 Item 27a - Schedule of Assets Held for Investment Purposes,
 December 31, 1995                                                        12



(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

INDEPENDENT AUDITORS' REPORT

Borg-Warner Retirement Savings Plan, Dixon Plant:

We have audited the accompanying statements of net assets available for benefits of the Borg-Warner Retirement Savings Plan, Dixon Plant as of December 31, 1995 and 1994 and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Plan's financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1995 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 1995 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
- -------------------------
    DELOITTE & TOUCHE LLP

Chicago, Illinois
June 26, 1996

BORG-WARNER RETIREMENT SAVINGS PLAN,
DIXON PLANT

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994
(IN THOUSANDS OF DOLLARS)
- --------------------------------------------------------------------------------

NET ASSETS                                                 1995             1994
INVESTMENT IN MASTER TRUST                            $5,046           $3,459
                                                      ------           ------
NET ASSETS AVAILABLE FOR BENEFITS                     $5,046           $3,459
                                                      ======           ======

See notes to financial statements.

BORG-WARNER RETIREMENT SAVINGS PLAN,
DIXON PLANT

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995
(IN THOUSANDS OF DOLLARS)
- --------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income from Master Trust                       $  896
  Contributions from participants                              413
  Contributions from the Company                               405
  Transfers from other Borg-Warner Automotive, Inc. Plans       63
                                                            ------
     Total additions                                         1,777
                                                            ------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Participants' withdrawals                                    162
  Miscellaneous expense                                         28
                                                            ------
     Total deductions                                          190
                                                            ------
NET INCREASE                                                 1,587
NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year        3,459
                                                            ------
NET ASSETS AVAILABLE FOR BENEFITS - End of year             $5,046
                                                            ======


See notes to financial statements.

BORG-WARNER RETIREMENT SAVINGS PLAN,
DIXON PLANT

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------
1. DESCRIPTION OF PLAN

   Borg-Warner Automotive, Inc. (the "Company") established the Borg-Warner Automotive, Inc. Retirement Savings Master Trust (the "Master Trust") with Putnam Fiduciary Trust, Boston, Massachusetts on April 1, 1994, pursuant to the Benefits Agreement entered into in accordance with the January 27, 1993 distribution of the Company's stock to the stockholders of its then parent company, Borg-Warner Security Corporation ("BW-Security"). The BW-Security Master Trust (the "Prior Master Trust") was originally established on April 5, 1988 while the Company was a wholly owned subsidiary of BW-Security with eligible employees participating in the Prior Master Trust. through the Borg-Warner Retirement Savings Plan, Dixon Plant (the "Plan").

   Effective May 31, 1994, the Prior Master Trust transferred to the
   Master Trust assets equal to the participant balances in the Plan under the Prior Master Trust.

   The Plan is a defined contribution plan under section 401(a) of the Internal Revenue Code designed to provide eligible employees with systematic savings and tax-advantaged long-term savings for retirement. Borg-Warner Automotive Control Systems Corporation, Dixon Plant (the "Dixon Plant"), formerly Borg-Warner Automotive Electronic & Mechanical Systems Corporation, Dixon Plant, is the Plan sponsor. The Dixon Plant has assigned the Retirement Savings Plan Committee (the "Committee") to oversee the Plan and the Master Trust. The Committee has appointed Putnam Investor Services, Inc. and Putnam Fiduciary Trust to perform the administrative, investment, and trustee services for the Plan and the Master Trust.

   A complete description of the Plan procedures and provisions are contained in the Plan document. Significant Plan features include:

   ELIGIBILITY - Employees of the Dixon Plant may participate in the Plan if they have been employed for at least six consecutive months.

   PARTICIPANT'S ACCOUNT - A Retirement Savings Plan account is established for each participant in the Plan. The participant's account consists of the following:

   Company Retirement Account - The Company makes contributions to this account on behalf of each eligible participant based on the participant's compensation, years of vested service and age. No employee contributions are made to this account.

   Employee Retirement Account - Participants may voluntarily contribute from one to three percent of their compensation to this account. The Company makes contributions equal to 100 percent of participant contributions to this account.

   Savings Account - Participants may voluntarily contribute an additional one to ten percent of their compensation to this account. No Company contributions are made to this account.

   Retiree Health Acount - Participants may voluntarily contribute from one to three percent of their compensation to this account. The Company makes contributions equal to 100 percent of participant contributions to this account, up to $400 per year.

   CONTRIBUTIONS TO THE PLAN - For the year ended December 31, 1995, the Company made contributions to the Company Retirement Account for all eligible employees as a percentage of compensation based on years of vested service as follows:





                                                                  PERCENTAGE
         YEARS OF VESTED SERVICE                               OF COMPENSATION

         Less than or equal to 10 years                                 1.5%
         Greater than 10 but less than or equal to 20 years             2.5%
         Greater than 20 years                                          3.5%

If an employee (i) was a participant in the Dixon Plant, Borg-Warner Automotive, Inc., Dixon, Illinois, Employees' Pension Plan on June 30, 1989, (ii) attained age 35 or older as of June 30, 1989, and (iii) was eligible to receive contributions to the Company Retirement Account as of July 1, 1989, the Company makes additional contributions to the Company Retirement Account as follows:





                                             ADDITIONAL COMPANY
         ATTAINED AGE AS OF JUNE 30, 1989  RETIREMENT CONTRIBUTION

         35 but less than 40 years of age 0.5% of compensation 40 but less than 45 years of age 1.0% of compensation 45 but less than 50 years of age 1.5% of compensation
         50 and over                        2.5% of compensation

MASTER TRUST - Participants may elect to invest their Company
Retirement Account, Employee Retirement Account, Savings Account, and Retiree Health Account in one or more of the funds of the Master Trust maintained by Putnam Fiduciary Trust, other than the pending account and loan fund which are not fund elections available to participants. The funds of the Master Trust are as follows:

    Investment Contracts Fund - Invests in investment contracts with either highly rated insurance companies or major banks and also in short-term investments which provide liquidity.

    Putnam Voyager Fund - Invests a significant portion of its assets in securities of smaller and newer issuers. The fund may borrow money to purchase additional portfolio securities. The fund also trades securities for short-term profits.

    Putnam S&P 500 Index Fund - Invests primarily in publicly traded common stocks either directly or through collective investment trusts having a similar investment objective. A small portion of the fund's assets are invested in high-quality money market instruments and financial futures contracts.

    Putnam U.S. Government Bond Fund -   Invests exclusively in securities
    backed by the full faith and credit of the United States Government, repurchase agreements, and forward committments with respect to such
    securities.   Effective December 29, 1995, the Master Trust discontinued
    this fund as an investment option and participants' investments in this fund were transfered to other participant elected investment options. No balance existed in this fund at December 31, 1995.

    The George Putnam Fund of Boston - Invests in a well-diversified portfolio of stocks and bonds.

      Borg-Warner Automotive, Inc. Stock Fund - Invests in the common stock of Borg-Warner Automotive, Inc.

      Putnam Income Fund- Invests primarily in quality corporate and government bonds that pay a rate of interest in regularly scheduled payments. The fund became an eligible investment option in the Master Trust effective October 1, 1995.

      Loan Fund - Invests in plan participant loans. Participant borrowings increase the Fund balance and principal repayments decrease the Fund balance with proceeds reinvested in participant directed fund investment elections. The Loan Fund does not share in the dividends, earnings, and gains of the Master Trust.

      Pending Account - Represents (1) forfeitures of nonvested account balances until applied against future company contributions; (2) proceeds from the sale of assets prior to distribution to the newly elected investment fund.

   Participant interests in each of the funds are accounted for in units of value. The following is a summary by fund of the number of units and net asset value per unit:




                                           DECEMBER 31, 1995
                                          NUMBER    NET ASSET
                                             OF        VALUE
                                            UNITS    PER UNIT
Investment Contracts Fund                1,658,818     $ 1.00
Putnam Voyager Fund                         91,129      15.34
Putnam S&P 500 Index Fund                   19,903      13.88
The George Putnam Fund of Boston            78,728      15.52
Borg-Warner Automotive, Inc. Stock Fund     14,010      32.00
Putnam Income Fund                           1,398       7.23



                                           DECEMBER 31, 1994
                                          NUMBER    NET ASSET
                                            OF        VALUE
                                           UNITS    PER UNIT
Investment Contracts Fund                1,400,384     $ 1.00
Putnam Voyager Fund                         68,402      11.56
Putnam S&P 500 Index Fund                   14,996      10.12
Putnam U.S. Government Bond Fund             6,090      12.20
The George Putnam Fund of Boston            56,850      12.93
Borg-Warner Automotive, Inc. Stock Fund     11,605      25.12


   Contributions to, and earnings of, each fund are invested in appropriate holdings on a timely basis. All purchases of Borg-Warner Automotive, Inc. stock are made on the open market.

   VESTING - Fund assets attributable to voluntary participant contributions are fully vested at all times. Fund assets attributable to Company contributions vest 100 percent upon completion of five years of vested service or upon permanent disability, death or attaining age 65 provided, however, the participant is employed by the Company on that date.

   WITHDRAWALS - While a participant is actively employed, no withdrawals may be made from either the Company Retirement Account, the Employee Retirement Account, or the Retiree Health Account. Withdrawals may be made from the Savings Account at the participant's option subject to certain limitations. Upon termination of employment, participants may elect an immediate or future distribution of the participants' vested account balances as permitted by the Plan subject to ERISA regulations.

   LOANS - Participants may borrow up to 50% of their Savings Account balance with a minimum of $500 and a maximum of $50,000 limited to a single loan outstanding at any time. Loan terms range from six months to five years, with interest charged at the rate established by the trustee for similar loans on the origination date. No loans are permitted from the Company Retirement Account, the Employee Retirement Account, or the Retiree Health Account.



   PRIORITIES UPON TERMINATION - Although the Company has not expressed any intent to discontinue the Plan, it may do so at any time. In the event of termination, the interests of the affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in the participants' accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   INVESTMENTS - The Investment Contracts Fund of the Master Trust is
   stated at cost plus interest earned to date (i.e., contract value) as reported by the Trustee. The contract value of the Investment Contract Fund approximates the fair value. The average yield for the Investment Contracts Fund was 6.9% for the years ended December 31, 1995 and 1994. The Investment Contracts Fund is fully benefit-responsive. Investments in all other funds are stated at market value as reported by the Trustee.

   ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

   MISCELLANEOUS EXPENSES - Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund. Any other expenses incurred in respect of Master Trust income or property are charged to the accounts of the participants, where applicable, or are paid in such manner as the Company determines.

   BENEFITS PAYABLE - In accordance with the AICPA Audit and Accounting Guide, Audits of Employee Benefit Plans, the Plan does not record benefits payable to participants who have withdrawn from the Plan. As of December 31, 1995, no benefits were due to participants withdrawn from the Plan.

   RECLASSIFICATIONS - Certain 1994 amounts have been reclassified to conform with the 1995 presentation.

3. TAX STATUS

   The Plan obtained a determination letter on April 6, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan's management believes it is currently designed and is operated in accordance with the applicable rules and regulations of the Internal Revenue Code; therefore, no provision for income taxes has been made in the Plan's financial statements.



4. FUND INFORMATION

   Fair value of Plan investments in the Master Trust as of December 31, 1995 and 1994, investment income from Master Trust, contributions from participants, contributions from the Company, and participants' withdrawals are as follows:


                                                                                       DECEMBER 31,
                                                                                  1995              1994
   Fair value of Plan investments in Master Trust (in thousands):
   Investment Contracts Fund                                                     $1,659*          $1,400*
   Putnam Voyager Fund                                                            1,398*             791*
   Putnam S&P 500 Index Fund                                                        276*             152
   Putnam U.S. Government Bond Fund                                                                   74
   The George Putnam Fund of Boston                                               1,222*             735*
   Borg-Warner Automotive, Inc. Stock Fund                                          448*             292*
   Putnam Income Fund                                                                10
   Loan Fund                                                                         33               15
                                                                                 ------           ------
   Total                                                                         $5,046           $3,459
                                                                                 ======           ======
   *Represents 5% or more of Plan assets


   Investment income from Master Trust for the year ended December 31, 1995 (in thousands):
   Investment Contracts Fund                                                            $102
   Putnam Voyager Fund                                                                   370
   Putnam S&P 500 Index Fund                                                              66
   Putnam U.S. Government Bond Fund                                                       12
   The George Putnam Fund of Boston                                                      247
   Borg-Warner Automotive, Inc. Stock Fund                                                97
   Pending Account                                                                         2
                                                                                        ----
   Total                                                                                $896
                                                                                       =====


   Contributions from participants, for the year ended December 31, 1995 (in thousands):
   Investment Contracts Fund                                           $ 88
   Putnam Voyager Fund                                                  134
   Putnam S&P 500 Index Fund                                             33
   Putnam U.S. Government Bond Fund                                       8
   George Putnam Fund of Boston                                          98
   Borg-Warner Automotive, Inc. Stock Fund                               52
                                                                       ----
                                                                        413
                                                                       ====

   Contributions from the Company, for the year ended December 31, 1995 (in thousands):
   Investment Contracts Fund                                           $ 88
   Putnam Voyager Fund                                                  128
   Putnam S&P 500 Index Fund                                             32
   Putnam U.S. Government Bond Fund                                       8
   George Putnam Fund of Boston                                         100
   Borg-Warner Automotive, Inc. Stock Fund                               49
                                                                       ----
   Total                                                               $405
                                                                       ====
   Participants' withdrawals, for the year ended December 31, 1995 (in thousands):
   Investment Contracts Fund                                           $ 62
   Putnam Voyager Fund                                                   43
   Putnam S&P 500 Index Fund                                              6
   Putnam U.S. Government Bond Fund                                       2
   George Putnam Fund of Boston                                          22
   Borg-Warner Automotive, Inc. Stock Fund                               25
   Pending Account                                                        2
                                                                       ----
   Total                                                               $162
                                                                       ====

5. MASTER TRUST

   The plans participating in the Master Trust are the Borg-Warner
   Automotive, Inc. Retirement Savings Plan ("BWARSP"), the Ithaca Retirement Savings Plan ("IRSP"), the Borg-Warner Retirement Savings Plan, Dixon Plant ("DRSP"), the Borg-Warner Retirement Savings Plan, Blytheville Plant ("BRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Retirement Savings Plan ("MRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant, Local 287 Retirement Investment Plan ("MRIP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Coldwater Plant Retirement Savings Plan ("CRSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Sterling Heights Plant Savings Plan ("SHSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Plymouth Plant Retirement Savings Plan ("PRSP"), and the Borg-Warner Automotive Automatic Transmission Systems Corporation, Romulus Plant Retirement Savings Plan ("RRSP").

   Each plan's interest in the net assets of the Master Trust as of December 31, 1995 and 1994 is as follows:









                         PERCENT OF MASTER TRUST NET ASSETS
                                  DECEMBER 31, 1995
            ---------------------------------------------------------
  NAME            INVESTMENT  PUTNAM    PUTNAM        THE GEORGE
   OF             CONTRACTS   VOYAGER   S&P 500      PUTNAM FUND
  PLAN              FUND      FUND    INDEX FUND      OF BOSTON
BWARSP             26.94%   20.70%       8.10%            19.68 %
IRSP                1.72     1.28        0.48              1.20
DRSP                0.50     0.42        0.08              0.37
BRSP                0.23     0.21        0.09              0.23
MRSP                0.09     0.31        0.13              0.32
MRIP                1.41     3.84        1.23              3.99
SHSP                0.02     0.02        0.01              0.03
CRSP                0.01     0.02        0.02              0.02
RRSP                0.01     0.03        0.01              0.02
PRSP                0.01     0.01        0.01              0.01
                   -----    -----       -----             -----
Total by
 fund              30.94%   26.84%      10.16%            25.87%
                   =====    =====       =====             =====


                                   PERCENT OF MASTER TRUST NET ASSETS
                                            DECEMBER 31, 1995
          ----------------------------------------------------------------------------------
  NAME               BORG-WARNER         PUTNAM
   OF               AUTOMOTIVE, INC.     INCOME           LOAN        PENDING         TOTAL
  PLAN              STOCK FUND             FUND           FUND        ACCOUNT         PLAN
BWARSP                   3.37%             0.77%           0.73%       0.11%          80.40%
IRSP                     0.42              0.01            0.06        0.00            5.17
DRSP                     0.13              0.00            0.01        0.00            1.51
BRSP                     0.08              0.00            0.01        0.00            0.85
MRSP                     0.07              0.00            0.04        0.00            0.96
MRIP                     0.10              0.17            0.04        0.01           10.79
SHSP                     0.02              0.00            0.00        0.00            0.10
CRSP                     0.01              0.00            0.00        0.00            0.08
RRSP                     0.03              0.00            0.00        0.00            0.10
PRSP                     0.00              0.00            0.00        0.00            0.04
                        -----             -----           -----       -----           -----
Total by
 fund                    4.23%             0.95%           0.89%       0.12%         100.00%
                        =====             =====           =====        ====          ======


                      PERCENT OF MASTER TRUST NET ASSETS
                                DECEMBER 31, 1994
            ----------------------------------------------------------
  NAME           INVESTMENT  PUTNAM    PUTNAM        PUTNAM U.S.
   OF            CONTRACTS   VOYAGER   S&P 500       GOVERNMENT
  PLAN             FUND      FUND    INDEX FUND      BOND FUND
BWARSP             33.61%   16.99%       6.92%           3.52%
IRSP                1.97     1.01        0.38            0.18
DRSP                0.54     0.30        0.06            0.03
BRSP                0.25     0.13        0.08            0.04
MRSP                0.08     0.16        0.09            0.09
MRIP                1.43     2.64        0.91            2.44
                   -----    -----       -----          ------
Total by
 fund              37.88%   21.23%       8.44%           6.30%
                   =====    =====       =====          ======





                                   PERCENT OF MASTER TRUST NET ASSETS
                                           DECEMBER 31, 1994
          ----------------------------------------------------------------------------------
  NAME                THE GEORGE          BORG-WARNER
   OF                 PUTNAM FUND         AUTOMOTIVE, INC.  LOAN       PENDING       TOTAL
  PLAN                OF BOSTON            STOCK FUND       FUND       ACCOUNT       PLAN
BWARSP                   17.63%             3.16%          0.82%         0.01%      82.66%
IRSP                      0.92              0.35           0.06          0.01        4.88
DRSP                      0.28              0.11           0.01          0.00        1.33
BRSP                      0.17              0.07           0.00          0.00        0.74
MRSP                      0.11              0.08           0.02          0.00        0.63
MRIP                      2.34              0.00           0.00          0.00        9.76
                         -----              ----           ----         -----       -----
Total by
 fund                    21.45%             3.77%          0.91%         0.02%     100.00%
                        ======             =====           ====         =====      ======


   The net assets of the Master Trust are allocated to each plan based on the above percentages. Investments in the Master Trust at December 31, 1995 and 1994 and components of investment income for the Master Trust for the year ended December 31, 1995 are summarized in Note 6.

6.   MASTER TRUST INFORMATION

   The following tables present the fair value of investments of the Master Trust as of December 31, 1995 and 1994 and the components of investment income for the Master Trust for the year ended December 31, 1995.




                                                         DECEMBER 31,
                                                 1995                  1994
Fair value of investments (in thousands):
 Investment Contracts Fund                      $102,880               $ 98,800
 Putnam Voyager Fund                              89,247                 55,395
 Putnam S&P 500 Index Fund                        33,768                 21,994
 Putnam U.S. Government Bond Fund                                        16,452
 The George Putnam Fund of Boston                 86,070                 55,935
 Borg-Warner Automotive, Inc. Stock Fund          14,053                  9,804
 Putnam Income Fund                                3,204
 Loan Fund                                         2,971                  2,364
 Pending Account                                     422                     46
                                                --------               --------
 Total                                          $332,615               $260,790
                                                ========               ========


                                                          YEAR ENDED DECEMBER 31, 1995
                                                   NET APPRECIATION
                                                    IN FAIR VALUE          DIVIDEND        INTEREST
                                                   OF INVESTMENTS          INCOME          INCOME
                                                   -----------------       --------        --------
Investment income (in thousands):

  Investment Contracts Fund                                                  $ 6,829
  Putnam Voyager Fund                                 $ 19,172                 4,634
  Putnam S&P 500 Index Fund                              8,460                     1
  Putnam U.S. Government Bond Fund                       1,236                 1,191
  The George Putnam Fund of Boston                      11,609                 5,659
  Borg-Warner Automotive, Inc. Stock Fund                2,837                   558
  Putnam Income Fund                                        60                    28
  Loan Fund                                                                                  $186
  Pending Account                                                                 12
                                                      --------               -------         ----
  Total                                               $ 43,374               $18,912         $186
                                                      ========               =======         ====

                                  * * * * * *

BORG-WARNER RETIREMENT SAVINGS PLAN,
DIXON PLANT

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 995
(In Thousands of Dollars)
- -------------------------------------------------------------------------------



                        DESCRIPTION                             COST         MARKET
                                                             (ESTIMATED)
INVESTMENT IN MASTER TRUST                                      $4,933       $5,022

LOANS RECEIVABLE FROM PARTICIPANTS (Bearing interest
  from 6% to 11% maturing January, 1996 through January, 2001)      33           33
                                                                ------       ------
TOTAL                                                           $4,966       $5,055
                                                                ======       ======

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                        BORG-WARNER RETIREMENT SAVINGS PLAN, DIXON PLANT AS AMENDED AND RESTATED

Date: June 28, 1996     SIGNATURE       TITLE

            By:/s/ ROBIN J. ADAMS       Retirement Savings Plan Committee
Member
                   Robin J. Adams


                   WILLIAM C. CLINE     Retirement Savings Plan Committee
Member
                   William C. Cline


                   GERALDINE KINSELLA   Retirement Savings Plan Committee
Member
                   Geraldine Kinsella

                   REGIS J. TRENDA      Retirement Savings Plan Committee
Member
                   Regis J. Trenda

                                EXHIBIT INDEX



Exhibit Number                                          Page

(23.1)   Consent of Deloitte & Touche LLP